UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ) (1)

                         CHAMPION FINANCIAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                    15850C201
                                 (CUSIP Number)


                              Mr. Paul F. Caliendo
          CHAMPION FINANCIAL CORPORATION, 9495 EAST SAN SALVADOR DRIVE,
                    SCOTTSDALE, ARIZONA 85258 (602) 614-4270
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 25, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

CUSIP NO. 15850C201

1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        InfoPlan Partners, L.L.C.
        EIN:  Applied For

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[x]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS
        OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland, USA
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                         7  SOLE VOTING POWER
        Number of                    -0-
         shares          -------------------------------------------------------
      beneficially       8  SHARED VOTING POWER
        owned by                     -0-
     each reporting      -------------------------------------------------------
       person with       9  SOLE DISPOSITIVE POWER
                                  1,000,000
                         -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                                     -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,000,000

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     18.5%

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14  TYPE OF REPORTING PERSON

                                       PN
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                                                                     Page 2 of 5

Item 1.  Security and Issuer

        The title and class of equity securities to which this statement relates is the Common Stock $.001 par value of Champion Financial Corporation, whose principal executive officers are Paul F. Caliendo and Stephen J. Carder. The principal executive offices are located at 9495 East San Salvador Drive, Scottsdale, Arizona 85258.

Item 2.  Identity and Background

        The party on whose behalf this statement is filed is InfoPlan Partners, L.L.C., a Maryland limited liability company. InfoPlan Partners, L.L.C., whose principal business is management consulting, maintains its principal office at and conducts its principal business from 19 Hillsyde Court, Cockeysville, Maryland 21030.

        The reporting party has not been convicted in any criminal proceedings in the last 5 years nor has the reporting party been, in the last 5 years, a party to a civil proceeding or judicial or administrative proceeding and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        The reporting party acquired its shares of the Registrant from Risk Resolution Group, a Maryland general partnership, in exchange for 1,000 units of the reporting party's equity.

Item 4.  Purpose of the Transaction

        The transaction was the acquisition of fifty percent of the equity of the reporting party by Risk Resolution Group.

        The reporting party has no immediate plans to acquire any additional shares of the Registrant. There has been no other material change in the present capitalization or dividend policy of the Registrant. Pursuant to an Irrevocable Proxy executed on January 8, 1997, Risk Resolution Group has granted voting control of its shares of stock jointly to Mr. Paul Caliendo and Mr. Stephen J. Carder, the present Chairman, President, and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively, of the
Registrant. Risk Resolution Group's exchange of the common stock of the Registrant for equity in the reporting party was conditioned on the reporting party also being subject to the terms of the proxy. Therefore, this transaction did not change control of the Registrant. There have, to date, been no changes in the Registrant's charter or bylaws in connection with the transaction that would impede the acquisition or control of the Registrant by any person.

Item 5.  Interest in Securities of the Issuer

         The reporting party owns 1,000,000 shares of the Common Stock of the Registrant. This represents 18.5% of the outstanding shares.

        Risk Resolution Group disclaims beneficial ownership of any of the 1,000,000 shares held by InfoPlan Partners, L.L.C. and InfoPlan Partners, L.L.C. disclaims beneficial ownership of any of the 250,000 shares retained by Risk Resolution Group. InfoPlan Partners, L.L.C. has no voting power with respect to the shares of stock, but has the sole power to dispose of the 1,000,000 shares held.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Registrant

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting party and others with respect to their securities of the Registrant except that one of the Registrant's directors, Marcy Engelbrecht, is a 50% partner in Risk Resolution Group.

Item 7.  Material to Be Filed as Exhibits

        None.

Signature

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

------------------------               -----------------------------------------
        Date                                      Risk Resolution Group
                                            Marcy Engelbrecht, General Partner


-------------------------              -----------------------------------------
        Date                                  InfoPlan Partners, L.L.C.
                                             Zirk Engelbrecht, President


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
                                  SCHEDULE 13D